Hampshire International Business Park Basingstoke Hampshire RG24 8EP UK Tel +44 1256 894000 Fax +44 1256 894708 http://www.shire.com

James Peklenk, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

August 25, 2006

Re:	Shire plc
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File No. 000-29630

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Estimates, page 62

(v) Sales Deductions, page 64

Dear Mr Peklenk,

As we discussed on the telephone, we are considering our response to the SEC’s comment letter, in respect of the above item.

In order to ensure the completeness and accuracy of our response, we are conducting a detailed review of our general ledger entries for certain sales deductions in 2005, 2004 and 2003.

We anticipate being able to complete this review and provide an updated response to the SEC by Friday September 8th. We trust that this is acceptable.

Sincerely,

/s/ James Bowling

James Bowling
VP, Group Reporting

cc. Angus Russell, Chief Financial Officer

Shire plc Registered in England 5492592   Registered Office as above